UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Franz Wolf

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2003

(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov

OOO Alfa-Eco

21 Novy Arbat

119992 Moscow

Russian Federation

(7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Introductory Statement

This Amendment Number 5 (the “Amendment”) to the Statement on Schedule 13D relates to the common stock (the “Common Stock”), 0.005 rubles nominal value, of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company. The Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited (“Eco Holdings”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) (together with Eco Telecom, Eco Holdings and CTF Holdings, the “Reporting Persons”) on June 11, 2001, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D filed on December 18, 2001, Amendment Number 2 filed on February 11, 2002, Amendment Number 3 filed on June 5, 2002 and Amendment Number 4 filed on November 27, 2002 (as amended, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

Item 2.     Identity and Background

This Amendment is being filed jointly by the Reporting Persons. No material change with respect to the information reported in response to Item 2 in the Statement has occurred. A current list of the directors and officers of Eco Telecom, Eco Holdings, CTF Holdings, Crown Finance, and the Supervisory Boards of Alfa Group Consortium and Eco Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 4.

Item 5.     Interest in Securities of the Issuer

(c)    Except for the transaction described in Item 6 herein and incorporated by reference in response to this Item 5, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 28, 2003, Eco Telecom notified VimpelCom and Telenor East Invest AS of Eco Telecom’s intention to pledge a certain number of the shares of Common Stock owned by it for the purpose of obtaining a loan in the amount of US$20 million from Central Asian Capital Corporation N.V. (the “Lender”), as described further below.

On June 10, 2003, Eco Telecom entered into a Pledge Agreement with the Lender, an entity organized under the laws of the Netherlands Antilles and an affiliate of Kazkommertsbank Open Joint Stock Company, a bank organized under the laws of Kazakhstan, as pledgeholder, and Limited Liability Company IC East Capital, a Russian limited liability company (the “Depositary”), as agent (the “Pledge Agreement”). The description of the Pledge Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of the Pledge Agreement filed as an Exhibit hereto. Under the Pledge Agreement, Eco Telecom pledged to the Lender shares of Common Stock (the “Pledged Shares”) to secure all monies and obligations owing to the Lender (the “Pledge”) under a Loan Agreement between them dated June 10, 2003 (the “Loan Agreement”), pursuant to which the Lender agreed to make a single loan to Eco Telecom in an aggregate principal amount of US$20 million (the “Loan”). The Loan, which Eco Telecom intends to apply for working capital purposes and to satisfy Eco Telecom’s general corporate financing requirements, is repayable in full on or before January 15, 2005. Repayment of the Loan is guaranteed by Eco Holdings.

The collateral securing the Loan will consist of a number of shares of Common Stock with a market value equal to 150% of the outstanding principal amount of the Loan. Generally, the market value of the Pledged Shares will be based on the daily closing price of American Depositary Shares representing the Common Stock. If the market value of the Pledged Shares falls and remains below 135% of the outstanding principal amount of the Loan for a continuous period of three trading days, Eco Telecom will be required to pledge or cause to be pledged a number of additional shares of Common Stock so that the total market value of the Pledged Shares will not be less than 150% of such outstanding principal amount. If the market value of the Pledged Shares exceeds and remains above 165% of the outstanding principal amount of the Loan for a continuous period of three trading days, the Lender will be required to release a portion of the Pledged Shares such that the total market value of the Pledged Shares will be equal to 150% of such outstanding principal amount. The Pledged Shares will be deposited in a blocked account with the Depositary, which will be responsible for monitoring on a day-to-day basis the market value of the Pledged Shares and notifying Eco Telecom and the Lender of increases or decreases in the collateral value. On June 10, 2003, 509,864 shares of Common Stock owned by Eco Telecom were deposited with the Depositary and blocked in favor of the Lender on Eco Telecom’s account.

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Pledged Shares until the Lender enforces its security under the terms of the Pledge Agreement and becomes the registered holder of the Pledged Shares. Eco Telecom agreed in the Pledge Agreement that it will not, among other things, sell, transfer or otherwise dispose of any of the Pledged Shares during the term of the Pledge. The Pledge will terminate upon the earlier to occur of the full repayment of Eco Telecom’s obligations under the Loan Agreement or the written agreement of the parties to the Pledge Agreement.

Eco Telecom may from time to time pledge additional shares of Common Stock to secure its or its affiliates’ obligations under similar pledge and loan arrangements.

Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.      Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003	ECO TELECOM LIMITED

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Date: June 30, 2003	ECO HOLDINGS LIMITED

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Date: July 1, 2003	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
Franz Wolf
Director

Date: July 1, 2003	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
Franz Wolf
Attorney in Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Dmitry Plouzhnikov, Director (Russia)	Director of International Energy Projects Ltd.	Aldwych House, 81 Aldwych, London WC2B 4HD, United Kingdom

Serge Barychkov, Director (France)	Manager, International Energy Projects Ltd.	Aldwych House, 81 Aldwych, London WC2B 4HD, United Kingdom

Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holdings S.A.	11, boulevard Royale, L-2449 Luxembourg

Alla Koudriavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Adrian Collister, Director (United Kingdom)	Director and Chartered Accountant, ESC International	ECS International Ltd., P.O. Box 398, Ground Floor, Neptune House, Marina Bay, Gibraltar

Alla Koudriavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian B. Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director, (Liechtenstein)	Attorney, ArComm Trust Company	Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Pyotr Aven, Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, Director (Russia)	Chief Executive Officer of LLC Alfa Eco	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvayevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinskiy Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Member of the Board of Directors of OJSC Tyumen Oil Company	18/2, Schipok Street, 115093 Moscow, Russia

Vladimir Bernstein, Director (Russia)	Director of Strategic and Investment Planning, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexander Kosyanenko, Director (Russia)	Chief Executive Officer of JSC Perekriostok	141817 Moscow region, district of Mytischy, Paveltsevo village, Russia

Alexei Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat St., 121019, Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexei Reznikovitch, Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Lev Khasis, Director (Russia)	Chairman of the Board of Directors, JSC Perekriostok and THGUM	89 Dmitrovskoye shosse, 127486, Moscow, Russia

Directors of the Supervisory Board of Eco Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan, Director (Russia)	Member of the Board of Directors of OJSC Tyumen Oil Company	18/2, Schipok Street, 115093 Moscow, Russia

Alexei Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexei Reznikovich, Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

EXHIBIT INDEX

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit 24.1 to Amendment No. 4 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on November 27, 2002.

Exhibit 24.2	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited, incorporated herein by reference to Exhibit 24.2 to Amendment No. 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Holdings Limited.

Exhibit 99.1	A conformed copy of the Pledge Agreement dated June 10, 2003, by and among Central Asian Capital Corporation N.V., Eco Telecom Limited and LLC IC East Capital.